September 18, 2009

Ms. Cicely LaMothe

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	Duke Realty Limited Partnership (the “Partnership”)
Annual Report on Form 10-K for the year ended December 31, 2008
Commission File No. 000-20625

Dear Ms. LaMothe:

We are providing this letter to you in response to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in your letter, dated September 10, 2009 (the “Comment Letter”) related to the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2008. The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter. To facilitate your review, we have reproduced below the original text of the Staff’s comments, and have included the Partnership’s responses immediately following such comments.

Please note that we are filing this response letter via EDGAR submission and are also delivering a copy of the submission to your attention via courier.

Form 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Financial Statements and Notes

Note 1 – The Partnership, page 61

1.	We have reviewed your proposed disclosure in response to our prior comment 1. Please confirm to us and clarify in your disclosures that the general partner may settle in unregistered shares and that you have considered the guidance in EITF 00-19 in your determination that the partnership units were appropriately classified as permanent equity.

Response:

We confirm that the general partner may settle a limited partner redemption request in unregistered shares of the general partner. We have considered the guidance in EITF 00-19 and determined that the Partnership’s common units are appropriately classified as permanent equity.

We will clarify our disclosure regarding these items in future filings.

As requested in your letter, the Partnership acknowledges that:

•	The Partnership is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your time and cooperation with this matter and if you have any questions, please feel free to contact me at 317/808-6030.

Sincerely,

/s/ Dennis D. Oklak
Dennis D. Oklak
Chairman and Chief Executive Officer of the General Partner
Duke Realty Limited Partnership